UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

May 7, 2023

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andri Herawan Sasoko

----------------------------------------------------

Andri Herawan Sasoko

Acting VP Investor Relations

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for the Financial Year 2023 (“Meeting”) on:

Day/Date	:	Friday, 3 May 2024
Time	:	01.48 pm up to 03.34 pm Western Indonesia Time
Venue	:	Ballroom Four Seasons Hotel, Jl. Jend. Gatot Subroto No.18, Jakarta.
Meeting Link	:	Electronic General Meeting System KSEI (“eASY.KSEI”) https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•	Mr. BAMBANG PERMADI SOEMANTRI BRODJONEGORO – President Commissioner concurrently Independent Commissioner;
•	Mr. WAWAN IRIAWAN – Independent Commissioner;
•	Mr. BONO DARU ADJI – Independent Commissioner;
•	Mr. MARCELINO RUMAMBO PANDIN – Commissioner;
•	Mr. ISMAIL – Commissioner;
•	Mr. RIZAL MALLARANGENG – Commissioner*;
•	Mr. ISA RACHMATARWATA – Commissioner;
•	Mr. SILMY KARIM– Commissioner.

BOARD OF DIRECTORS:

•	Mr. RIRIEK ADRIANSYAH – President Director;
•	Mrs. F M VENUSIANA R – Director of Enterprise & Business Service;
•	Mr. MUHAMAD FAJRIN RASYID – Director of Digital Business;
•	Mr. AFRIWANDI – Director of Human Capital Management;
•	Mr. HERI SUPRIADI – Director of Finance & Risk Management;
•	Mr. HERLAN WIJANARKO – Director of Network & IT Solution;
•	Mr. BUDI SETYAWAN WIJAYA – Director of Strategic Portfolio;
•	Mr. BOGI WITJAKSONO – Director of Wholesale & International Service;
•	Mr. HONESTI BASYIR – Director of Group Business Development.

*Present at the Meeting via video teleconference.

And the holder/proxy of Serie A Dwiwarna share and holder/proxy of Serie B Shares who present and/or represented physically and electronically through eASY.KSEI that entirely representing 85,078,795,949 shares or 85.8842038% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting namely, in the total amount of 99,062,216,600 shares; with due regard to the Register of Shareholders at the closing of the shares trading on April 4, 2024.

Hence the quorum requirement required under the provisions of the Article 25 paragraph (1) letter a and paragraph (4) letter a of the Company’s Articles of Association, have been fulfilled because the Meeting have been attended by shareholders that hold Serie A Dwiwarna Share as well as the other shareholders who jointly representing more than 1/2 of the total number of shares having legal voting rights which have been issued by the Company.

The Company has appointed independent parties, which are Notary Ashoya Ratam SH., MKn. to record the Meeting and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated May 3, 2024 number 71b/V/2024, made by Notary Ashoya Ratam SH., MKn and its summary is as follows:

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

First Agenda

Approval of Annual Report and Ratification of the Company's Consolidated Financial Statement, Approval of the Board of Commissioners’ Supervision Duty Report and Ratification of the Financial Statement of the Micro and Small Business Funding (“MSBF”) Program for the Financial Year 2023, and granting full release and discharge of responsibilities (volledig acquit et de charge) to the Board of Directors for the management of the Company and to the Board of Commissioners for the supervision of the Company carried out during the Financial Year 2023

Number of Shareholders who Ask Questions	There was one response from the Series A Dwiwarna and 2 (two) questions from Shareholders
The Result of Decision Making	Disagree	Abstain	Agree
	261,092,978 shares or 0.3068837%	1,055,142,846 share or 1.2401949%	83,762,560,125 share or 98.4529214%
Resolution

“The Meeting with the majority vote of 84,817,702,971 (99.6931163%) of the total number of votes issued at the Meeting resolved:

1.
Approve the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report for the Financial Year of 2023 ending on 31 December 2023.
2.
Ratify:
a.
the Consolidated Financial Statements of the Company for the Financial Year of 2023 which ended on 31 December 2023, which has been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) according to its report, Number 00268/2.1032/AU.1/06/0687-2/1/III/2024 dated 22 March 2024 with an opinion “fair in all material respects”.
b.
the Financial Statements of the Micro and Small Business Funding Program for the Financial Year of 2023 which ended on 31 December 2023, which has been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) according to its report, Number 00181/2.1032/AU.2/10/1902-1/1/III/2024 dated 8 March 2024 with an opinion “fair in all material respects”.
3.
With the approval of the Annual Report of the Company including the Board of Commissioners’ Supervision Duty Report, and the ratification of the Consolidated Financial Statements of the Company and Financial Statement of the Micro and Small Business Funding (MSBF) Program, in the entirety for the Financial Year 2023 ending on 31 December 2023, the Meeting grants full release and discharge (volledig acquit et de charge) to the members of the Board of Directors for the management of the Company and to all members of the Board of Commissioners for the supervision of the Company that have been carried out during the Financial Year 2023 ending on 31 December 2023, to the extent that such actions do not constitute a criminal offense and have been reflected in the aforementioned Reports.”

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

Second Agenda	Determination on Utilization of the Company’s Net Profit for the Financial Year of 2023
Number of Shareholders who Ask Questions	There was 1 (one) question from a Shareholder, but it was irrelevant.
The Result of Decision Making	Disagree	Abstain	Agree
	491,448,855 shares or 0.5776396%	982,016,948 shares or 1.1542441%	83,605,330,146 shares or 98.2681163%
Resolution

“The Meeting with the majority vote of 84,587,347,094 (99.4223604%) of the total number of votes issued at the Meeting, resolved:

To determine the utilization of net profit of the Company for Financial Year of 2023 in the amount of Rp24,559,749,105,967 to be allocated as follows:

1.
Cash Dividend amounting to 72% of net profit or in the amount of Rp17,683,019,356,296.20 or Rp178.5041761 per share, based on the number of shares issued as of the date of the Meeting, which amounted to 99,062,216,600 shares. Payment is made with the following conditions.
a.
Dividend portion of the State of the Republic of Indonesia amounting to Rp9,211,235,606,774.44 is deposited into the State General Treasury account.
b.
Distribution of Cash Dividend for Financial Year of 2023 is carried out under the following conditions:

i.

Those who are entitled to receive Cash Dividend are shareholders whose names are registered in the Company's Register of Shareholders at the closing of the trading of the Company's shares in the Indonesia Stock Exchange as of 17 May 2024;

ii.

Cash Dividend will be paid in lump sum no later than 6 June 2024.

c.

Grant power and authority to the Board of Directors with the right of substitution to further regulate the procedures for distributing dividend and to announce them with due regard to the prevailing laws and regulations on the stock exchange where the Company’s shares are listed.

2. Recorded as Retained Profit amounting to 28% of net profit or an amount of Rp6,876,729,749,670.80 which will be used to finance the Company's business development.

Third Agenda	Determination of Bonus for the Financial Year of 2023, Salary for Board of Directors and Honorarium for Board of Commissioners Including other Facilities and Benefits for the Year of 2024
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	7,327,563,963 shares or 8.6126794%	971,112,595 shares or 1.1414273%	76,780,119,391 shares or 90.2458933%
Resolution

“The Meeting with the majority vote of 77,751,231,986 (91.3873206%) of the total number of votes issued at the Meeting, resolved:

1.
Approve the granting of authority and power to Series A Dwiwarna Shareholder to determine the following items for members of the Board of Commissioners:

a.

Tantiem/Performance Incentives/Special Incentives for Financial Year of 2023 and/or Long-Term Incentives for the period of Financial Year of 2024-2026, in accordance with the prevailing laws; and

b.

Honorarium, Allowances and Facilities for Financial Year 2024.

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

2.
Approve the granting of authority and power to the Board of Commissioners by obtaining prior written approval from the Series A Dwiwarna Shareholder to determine the following items for Members of the Board of Directors:
a.
Tantiem/Performance Incentives/Special Incentives for Financial Year of 2023 and/or Long Term Incentives for the period of Financial Year of 2024-2026, in accordance with the prevailing laws; and
b.
Salary, Benefits and Facilities for the Financial Year of 2024.”

Fourth Agenda	Appointment of Public Accounting Firm to Audit the Company’s Consolidated Financial Statement and Company’s Financial Report of the MSBF Program for Financial Year of 2024
Number of Shareholders who Ask Questions	There was no question nor response from Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	5,857,698,774 shares or 6.8850278%	979,008,514 shares or 1.1507080%	78,242,088,661 shares or 91.9642642%
Resolution

“The Meeting with the majority vote of 79,221,097,175 (93.1149722%) of the total number of votes issued at the Meeting, resolved:

1.
Appoint the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member Firm of Ernst & Young Global Limited) as the KAP who will audit the Company's Consolidated Financial Statements as well as the Financial Statements of Micro and Small Business Funding Program and other reports for the Financial Year of 2024.
2.
Approve the granting of authority and power to the Company's Board of Commissioners to carry out:

a.

Appointment of a Public Accountant and/or Public Accounting Firm to audit the Company's Consolidated Financial Statements for other period in the Financial Year of 2024 for the purposes and interests of the Company; and

b.

Determination of audit service fees and other requirements for Public Accountants and/or Public Accounting Firms, as well as appointing Substitute Public Accountants and/or Public Accounting Firms in the case of Purwantono, Sungkoro & Surja Public Accounting Firm (a member of Firm of Ernst & Young Global Limited), for any reason, is unable to complete the provision of audit services for the Company's Consolidated Financial Statements for the Financial Year of 2024 and/or other periods in the Financial Year of 2024, as well as the Financial Statements and Implementation of the Micro and Small Business Funding Program for the 2024 Financial Year, including determining audit service fees and requirements others for the Public Accountant and/or Substitute Public Accounting Firm."

Fifth Agenda	Changes to the Management of the Company
Number of Shareholders who Ask Questions	There were 2 (two) questions from Shareholders.
The Result of Decision Making	Disagree	The Result of Decision Making	Disagree
	29,064,071,748 shares or 34.1613576%	2,890,267,019 shares or 3.3971649%	29,064,071,748 shares or 34.1613576%

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

Resolution

“The Meeting with the majority vote 56,014,724,201 (65.8386424%), including the vote cast by the holder of Serie A Dwiwarna share, of the total number of votes issued at the Meeting, resolved:

With due regard to the provisions of the Articles of Association of Company, Series A Dwiwarna Shareholder propose to the Company's GMS to make changes to the Company's Management as follows:

1.

Confirm the honorable dismissal of Mr. Abdi Negara Nurdin as the Company's Independent Commissioner who was appointed based on Resolution of the Annual GMS for Financial Year of 2020 dated 28 May 2021, which was effective since 19 January 2024, with gratitude for the contribution of energy and thoughts given while serving as Member of the Company's Board of Commissioners.

2.

Honorably dismiss the names below as Company Management:

1) Mr. Ririek Adriansyah as President Director;

2) Mr. Ismail – as Commissioner;

3) Mr. Marcelino Rumambo Pandin – as Commissioner,

each was appointed based on the Resolution of the Annual GMS for the Financial Year of 2018, dated 24 May 2019, the Resolution of the Annual GMS for the Financial Year of 2018, dated 24 May 2019, and the Resolution of the Annual GMS for the Financial Year of 2018, dated 24 May 2019, effective as of the closing of this GMS, with gratitude for the contribution of energy and thoughts given while serving as Management of the Company.

3.

Appoint the following names as Company’s Management:

1) Mr. Ririek Adriansyah – as President Director;

2) Mr. Ismail – as Commissioner;

3) Mr. Marcelino Rumambo Pandin – as Commissioner.

4.

The term of office of the members of the Board of Directors and Board of Commissioners who were appointed as referred to in number 3 is in accordance with the provisions of the Company's Articles of Association with due regard to the prevailing laws and regulations and without prejudice to the GMS's right to dismiss them at any time.

5.

With the confirmation of the dismissal, the dismissal, and the appointment of the Company's Management as referred to in numbers 1, 2 and 3, the composition of the members of the Company's Board of Directors and Board of Commissioners will be as follows:

	a.	Board of Directors
	1.	President Director	:	RIRIEK ADRIANSYAH
	2.	Director of Digital Business	:	MUHAMAD FAJRIN RASYID
	3.	Director of Human Capital Management	:	AFRIWANDI
	4.	Director of Finance & Risk Management	:	HERI SUPRIADI
	5.	Director of Strategic Portfolio	:	BUDI SETYAWAN WIJAYA
	6.	Director of Wholesale & International Service	:	BOGI WITJAKSONO
	7.	Director of Network & IT Solution	:	HERLAN WIJANARKO
	8.	Director of Enterprise & Business Service	:	F. M. VENUSIANA R
	9.	Director of Group Business Development	:	HONESTI BASYIR

	b.	Board of Commissioners
	1.	President Commissioner/ Independent Commissioner	:	BAMBANG PERMADI SOEMANTRI BRODJONEGORO
	2.	Independent Commissioner	:	WAWAN IRIAWAN
	3.	Independent Commissioner	:	BONO DARU ADJI
	4.	Commissioner	:	MARCELINO RUMAMBO PANDIN
	5.	Commissioner	:	ISMAIL

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

6.	Commissioner	:	RIZAL MALLARANGENG
7.	Commissioner	:	ISA RACHMATARWATA
8.	Commissioner	:	ARYA MAHENDRA SINULINGGA
9.	Commissioner	:	SILMY KARIM

6.

Members of the Board of Directors and Board of Commissioners who are appointed as referred to in number 3 who are still serving in other positions that are prohibited by laws and regulations to be concurrently serving as members of the Board of Directors and Commissioners of a State-Owned Enterprise, then those concerned must resign or be dismissed from such position.

7.

Grant power of attorney with the right of substitution to the Board of Directors of the Company to state the resolutions of this GMS in the form of a Notary Deed and appear before a Notary or an authorized official, and to make necessary adjustments or corrections if required by the competent authority for the purposes of implementing the resolutions of the Meeting.”

Schedules and Procedure for The Distribution of 2023 Financial Year Dividend

In accordance to the resolution of the Meeting, payment of cash dividend for the 2023 financial year is 72% of the net profit or in the amount of Rp17,683,019,356,296.20 or amounting to Rp178.5041761 per share.

Schedules for The Distribution of 2023 Financial Year Dividend:

Recording Date	=	May 17, 2024
Regular and Negotiation Market
Cum Dividen	=	May 15, 2024
Ex Dividen	=	May 16, 2024
Cash Market
Cum Dividen	=	May 17, 2024
Ex Dividen	=	May 20, 2024
Payment Date	=	June 6, 2024

Payment Procedures of Dividend:

1.	Cash dividends will be distributed to shareholders whose names are registered in the Register of Shareholders of the Company ("DPS") on May 17, 2024 (recording date) and/or shareholders of the Company in the securities sub account at PT Kustodian Sentral Efek Indonesia ("KSEI ”) at the close of trading of the Indonesia Stock Exchange on May 17, 2024.
2.	For American Depositary Share (“ADS”) shareholders , New York Stock Exchange (“NYSE”) regulations will be applied and cash dividends will be paid through a Custodian Bank appointed by The Bank of New York Mellon (“BNY Mellon”) in accordance with the amount recorded in the Company's Register of Shareholders at the closing of trading on the NYSE on May 17, 2024.
3.	For shareholders whose shares are included in the KSEI’s collective custody, the cash dividend payment will be made through KSEI and will be distributed on June 6, 2024 into Customer Fund Accounts (RDN) in Securities Companies and/or Custodian Banks where shareholders open sub accounts.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.	Cash dividends can be withdrawn at the nearest PT Bank Negara Indonesia (Persero), Tbk (“BNI”) branches throughout Indonesia. Shareholders are required to bring original valid proof of identity or Power of Attorney attached with original proof of identity of the "Authorizer" and the "Attorney", if the cash dividend withdrawal is authorized by another party.
b.	The cash dividend will only be transferred by the Company to the shareholders’s bank account if:
i.	The amount of cash dividend received is not less than Rp500,000; and
ii.	The application for overbooking/transfer of cash dividends has been submitted completely and correctly no later than May 17, 2024 at 03.00pm Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	The cash dividend will be taxed in accordance with the applicable taxation regulations in Indonesia.
6.	Based on the prevailing tax laws and regulations, cash dividends will be exempted from the tax object if they are received by the shareholders of domestic corporate taxpayers (“WP Badan DN”) and the Company does not deduct Income Tax on cash dividends paid to the WP Badan DN. Cash dividends received by shareholders of domestic individual taxpayers (“WPOP DN”) will be excluded from the tax object as long as the cash dividends are invested in the territory of the Republic of Indonesia. For WPOP

ANNOUNCEMENT OF SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2023 FINANCIAL YEAR PT TELKOM INDONESIA (PERSERO) Tbk Tel.48/LP 000/DCI-M0200000/2024

DN who does not meet the investment provisions as mentioned above, the cash dividends received by the person concerned will be subject to income tax (“PPh”) in accordance with the applicable laws and regulations, and the PPh must be paid by the WPOP DN himself in accordance with the provisions of Government Regulation Number 9 of 2021 on Tax Treatment to Support the Ease of Doing Business.
7.	Shareholders can obtain confirmation of cash dividend payments through securities companies and/or custodian banks where shareholders open securities accounts, then shareholders are required to be responsible for reporting cash dividend receipts referred to in tax reporting for the relevant tax year in accordance with the prevailing laws and regulations concerning tax.
8.	Shareholders who are Overseas Taxpayers whose tax withholding will use the rate based on the Double Taxation Avoidance Agreement ("P3B") must comply with the requirements of the Director General of Taxes Regulation. No. PER-25/PJ/2018 concerning Procedures for Implementing Double Tax Avoidance Approval and submitting proof of record or receipt of DGT/SKD that has been uploaded to the website of the Directorate General of Taxes to KSEI or BAE in accordance with KSEI rules and regulations. Without this form, the paid Cash Dividend for Financial Year 2023 will be subject to Article 26 Income Tax of 20%.
9.	For shareholders who are Overseas Taxpayers whose shares are in the collective custody of KSEI, proof of withholding cash dividends can be collected at the Securities Company and/or Custodian Bank where the shareholders open securities accounts and for scrip shareholders at the Registrar.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 49 paragraph (1), Article 51 paragraph (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation Number 15/POJK.04/2020 on the Planning and Holding of General Meeting of Shareholders for Public Company.

Jakarta, May 7, 2024

PT Telkom Indonesia (Persero) Tbk

Board of Directors